Exhibit 99.2



Senior Housing Properties Trust
Second Quarter 2011
Supplemental Operating and Financial Data

SNH
LISTED
NYSE

SADLER CLINIC

Sadler Clinic, Conroe, TX.

All amounts in this report are unaudited.

TABLE OF CONTENTS





WARNING CONCERNING
FORWARD LOOKING STATEMENTS

THIS SUPPLEMENTAL OPERATING AND FINANCIAL DATA REPORT CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR ABILITY TO PURCHASE OR SELL PROPERTIES;
- OUR ABILITY TO RAISE DEBT OR EQUITY CAPITAL;
- OUR ABILITY TO PAY INTEREST AND DEBT PRINCIPAL AND MAKE DISTRIBUTIONS;
- OUR ABILITY TO RETAIN OUR EXISTING TENANTS AND MAINTAIN CURRENT RENTAL RATES;
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY; AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, CASH AVAILABLE FOR DISTRIBUTION, CASH FLOWS AND LIQUIDITY INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS;
- THE IMPACT OF THE PATIENT PROTECTION AND AFFORDABLE CARE ACT, OR PPACA, ON OUR TENANTS AND THEIR ABILITY TO PAY OUR RENTS;
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, FIVE STAR QUALITY CARE, INC., OR FIVE STAR, COMMONWEALTH REIT AND REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND THEIR RELATED PERSONS AND ENTITIES;
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX RATES AND SIMILAR MATTERS;
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REAL ESTATE INVESTMENT TRUST, OR REIT, FOR U.S. FEDERAL INCOME TAX PURPOSES; AND
- COMPETITION WITHIN THE HEALTHCARE AND REAL ESTATE INDUSTRIES.



FOR EXAMPLE:

- FIVE STAR IS OUR LARGEST TENANT AND FIVE STAR MAY EXPERIENCE FINANCIAL DIFFICULTIES AS A RESULT OF A NUMBER OF FACTORS, INCLUDING BUT NOT LIMITED TO:
  - CHANGES IN MEDICARE AND MEDICAID PAYMENTS, INCLUDING THOSE RESULTING FROM PPACA, WHICH COULD RESULT IN REDUCED RATES OR A FAILURE OF SUCH RATES TO MATCH FIVE STAR'S COST INCREASES;
  - CHANGES IN REGULATIONS AFFECTING ITS OPERATIONS;
  - CHANGES IN THE ECONOMY GENERALLY OR GOVERNMENTAL POLICIES WHICH REDUCE THE DEMAND FOR THE SERVICES FIVE STAR OFFERS;
  - INCREASES IN INSURANCE AND TORT LIABILITY COSTS; AND
  - INEFFECTIVE INTEGRATION OF NEW ACQUISITIONS;
- IF FIVE STAR'S OPERATIONS BECOME UNPROFITABLE, FIVE STAR MAY BECOME UNABLE TO PAY OUR RENTS;
- OUR OTHER TENANTS MAY EXPERIENCE LOSSES AND BECOME UNABLE TO PAY OUR RENTS;
- IF THE AVAILABILITY OF DEBT CAPITAL BECOMES RESTRICTED, WE MAY BE UNABLE TO REPAY OUR REVOLVING CREDIT FACILITY OR OUR OTHER DEBT OBLIGATIONS WHEN THEY BECOME DUE OR ON TERMS WHICH ARE AS FAVORABLE AS WE NOW HAVE;
- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED OR PAID AT A LESSER RATE THAN THE DISTRIBUTIONS WE NOW PAY;
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND ARRANGE FOR THEIR PROFITABLE OPERATION OR LEASE THEM FOR RENTS WHICH EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, MANAGEMENT CONTRACTS OR LEASE TERMS FOR NEW PROPERTIES;
- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO LOCATE NEW TENANTS TO MAINTAIN THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES; AND
- REVENUES AND RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NEW LEGISLATION AFFECTING OUR BUSINESS OR THE BUSINESS OF OUR TENANTS, NATURAL DISASTERS OR CHANGES IN OUR PROPERTIES' OR TENANTS' REVENUES OR COSTS, OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING UNDER "RISK FACTORS" IN OUR PERIODIC REPORTS, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION ARE AVAILABLE ON ITS WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.



CORPORATE INFORMATION

Torrey Pines, San Diego, CA.
Biotech Laboratory.



The Company:

Senior Housing Properties Trust, or SNH, we, our, or us, is a real estate investment trust, or REIT, which owns independent and assisted living properties, continuing care retirement communities, nursing homes, hospitals, wellness centers, and office buildings leased to medical providers or medical related businesses, clinics and biotech laboratory tenants, or MOBs, located throughout the U.S. We are included in a number of stock indices, including the S&P 400 MidCap Index, Russell 1000® Index, the MSCI US REIT Index, FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

SNH is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of June 30, 2011, RMR managed a large portfolio of publicly owned real estate, including approximately 1,450 properties located in 46 states, Washington, D.C., Puerto Rico, Canada and Australia. RMR has approximately 680 employees in its headquarters and regional offices located throughout the U.S. In addition to managing SNH, RMR manages CommonWealth REIT, a publicly traded REIT that primarily owns office and industrial properties, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, and Government Properties Income Trust, a publicly traded REIT that primarily owns buildings majority leased to government tenants. RMR also provides management services to Five Star Quality Care, Inc., or Five Star, a healthcare services company which is our largest tenant, and to TravelCenters of America LLC, an operator of travel centers which is a tenant of HPT. An affiliate of RMR, RMR Advisors, Inc., is the investment manager of publicly offered mutual funds, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined total gross assets of approximately $19.0 billion as of June 30, 2011. We believe that being managed by RMR is a competitive advantage for SNH because RMR provides us with a depth and quality of management and experience which may be unequaled in the real estate industry. We also believe RMR provides management services to us at costs that are lower than we would have to pay for similar quality services.

Strategy:

Our business plan is to maintain our portfolio of independent and assisted living properties, continuing care retirement communities, nursing homes, hospitals and MOBs and to acquire additional healthcare related properties primarily for income and secondarily for appreciation potential. Our current growth strategy is focused on making acquisitions of (1) geographically diverse, primarily independent and assisted senior living properties where the majority of the residents pay for occupancy and services with their private resources rather than through government programs and (2) MOBs. We also may sometimes invest in other properties, such as our wellness centers, which offer special services intended to promote healthy living. We base our acquisition decisions on the historical and projected operating results of the target properties and the financial strength of the proposed managers, tenants and their guarantors, among other considerations. We do not have any off balance sheet investments in real estate entities.

Stock Exchange Listing:

New York Stock Exchange

Trading Symbol:

Common Shares -- SNH

Senior Unsecured Debt Ratings:

Moody's -- Baa3
Standard & Poor's -- BBB-

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349



COMPANY PROFILE

Portfolio Concentration by Facility Type (as of 6/30/11) ($ in 000):

	Number of Properties	Number of Units/Beds or Square Feet		Carrying Value of Investment (1)	Percent	Q2 2011 NOI (2)	Percent
Independent living (3)	48	12,247		$ 1,248,738	30.6%	$ 26,829	29.7%
Assisted living (3)	140	9,961		1,140,019	28.0%	23,447	26.1%
Nursing homes (3)	48	5,024		201,873	5.0%	4,565	5.1%
Rehabilitation hospitals	2	364		69,886	1.7%	2,580	2.9%
Wellness centers	10	812,000	sq. ft.	180,017	4.4%	4,474	5.0%
Medical office buildings (MOBs)	91	6,147,000	sq. ft.	1,235,864	30.3%	28,038	31.2%
Total	339			$ 4,076,397	100.0%	$ 89,933	100.0%

Operating Statistics by Tenant / Managed Properties ($ in 000):

	Number of Properties	Number of Units/Beds or Square Feet		Q2 2011 NOI (2)	Tenant / Managed Properties Operating Statistics (4) Rent Coverage (4)	Occupancy (4)
Five Star (Lease No. 1)	89	6,539		$ 13,342	1.31x	86.5%
Five Star (Lease No. 2)	47	6,057		12,333	1.39x	82.1%
Five Star (Lease No. 3)	28	5,618		15,498	1.52x	87.2%
Five Star (Lease No. 4)	25	2,614		5,615	1.12x	83.4%
Five Star Managed (5)	10	824		235	NA	80.8%
Sunrise Senior Living, Inc. / Marriott (6)	14	4,091		7,013	1.46x	89.8%
Brookdale Senior Living, Inc.	18	894		1,754	2.22x	92.6%
5 private companies (combined)	7	959		1,631	2.50x	84.1%
Wellness centers	10	812,000	sq. ft.	4,474	2.16x	100.0%
Multi-tenant MOBs	91	6,147,000	sq. ft.	28,038	NA	96.6%
Total	339			$ 89,933		

(1) Amounts are before depreciation, but after impairment write downs, if any.

(2) See Exhibit A for the calculation of NOI and a reconciliation of NOI to net income.

(3) Properties are categorized by the type of living units/beds which constitute a majority of the total living units/beds at the property.

(4) Operating data for multi-tenant MOBs are presented as of June 30, 2011; operating data for other tenants are presented based upon the operating results provided by our tenants for the 12 months ended March 31, 2011, or the most recent prior period for which tenant operating results are available to us. Rent coverage is calculated as operating cash flow from our tenants' operations of our properties, before subordinated charges, divided by minimum rents payable to us. We have not independently verified our tenants' operating data. The table excludes data for periods prior to our ownership of some of these properties.

(5) Five Star manages 10 senior living communities acquired in June 2011 and leased to our taxable REIT subsidiary, or TRS; operating data for Five Star managed properties are presented from the date of acquisition through June 30, 2011.

(6) Marriott International, Inc., or Marriott, guarantees this lease.

INVESTOR INFORMATION



Board of Trustees

Barry M. Portnoy
Managing Trustee

Adam D. Portnoy
Managing Trustee

John L. Harrington
Independent Trustee

Jeffrey P. Somers
Independent Trustee

Frederick N. Zeytoonjian
Independent Trustee

Senior Management

David J. Hegarty
President & Chief Operating Officer

Richard A. Doyle
Treasurer & Chief Financial Officer

Contact Information

Investor Relations
Senior Housing Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8350
(f) (617) 796-8349
(email) info@snhreit.com
(website) www.snhreit.com

Inquiries
Financial inquiries should be directed to Richard A. Doyle,
Treasurer & Chief Financial Officer, at (617) 219-1405
or rdoyle@snhreit.com.

Investor and media inquiries should be directed to
Timothy A. Bonang, Vice President, Investor Relations, or
Elisabeth Heiss, Manager, Investor Relations
(617) 796-8234, tbonang@snhreit.com or eheiss@snhreit.com.

RESEARCH COVERAGE



Equity Research Coverage

Bank of America / Merrill Lynch
Jeffrey Spector
(646) 855-1363

RBC
Frank Morgan
(615) 372-1331

Jefferies & Company
Tayo Okusanya
(212) 336-7076

R.W. Baird
David AuBuchon
(314) 863-4235

JMP Securities
Peter Martin
(415) 835-8904

Stifel Nicolaus
Jerry Doctrow
(443) 224-1309

Keefe, Bruyette & Woods
Daniel Cooney
(212) 887-7740

UBS
Russ Nussbaum
(212) 713-4847

Morgan Stanley
Paul Morgan
(415) 576-2627

Wells Fargo Securities
Todd Stender
(212) 214-8067

Raymond James
Paul Puryear
(727) 567-2253

Rating Agencies

Moody's Investors Service
Lori Marks
(212) 553-1098

Standard and Poor's
Gene Nusinzon
(212) 438-2449

SNH is followed by the equity research analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding SNH's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of SNH or its management. SNH does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.



FINANCIAL INFORMATION

Cedars-Sinai Medical Office Towers, Los Angeles, CA.
Square Feet: 330,928 plus garages for 1,700 cars.

KEY FINANCIAL DATA

(share amounts and dollars in thousands, except per share data)



	As of and For the Three Months Ended				
	6/30/2011	3/31/2011	12/31/2010	9/30/2010	6/30/2010
Shares Outstanding (1):					
Common shares outstanding (at end of period)	141,874	141,864	141,855	127,480	127,413
Weighted average common shares outstanding during period	141,869	141,855	130,136	127,423	127,408
Common Share Data:					
Price at end of period	$ 23.41	$ 23.04	$ 21.94	$ 23.50	$ 20.11
High during period	$ 24.50	$ 24.66	$ 25.28	$ 24.57	$ 23.36
Low during period	$ 22.55	$ 21.28	$ 20.42	$ 19.31	$ 19.25
Annualized dividends paid per share (2)	$ 1.48	$ 1.48	$ 1.48	$ 1.44	$ 1.44
Annualized dividend yield (at end of period) (2)	6.3%	6.4%	6.7%	6.1%	7.2%
Annualized Normalized FFO multiple (at end of period)	13.3x	13.1x	12.5x	14.0x	12.0x
Market Capitalization:					
Total debt (book value)	$ 1,552,161	$ 1,347,067	$ 1,204,890	$ 1,091,017	$ 1,080,993
Plus: market value of common shares (at end of period)	3,321,270	3,268,547	3,112,299	2,995,780	2,562,275
Total market capitalization	$ 4,873,431	$ 4,615,614	$ 4,317,189	$ 4,086,797	$ 3,643,268
Total debt / total market capitalization	31.8%	29.2%	27.9%	26.7%	29.7%
Book Capitalization:					
Total debt	$ 1,552,161	$ 1,347,067	$ 1,204,890	$ 1,091,017	$ 1,080,993
Plus: total shareholders' equity	2,103,022	2,110,918	2,127,977	1,852,772	1,862,559
Total book capitalization	$ 3,655,183	$ 3,457,985	$ 3,332,867	$ 2,943,789	$ 2,943,552
Total debt / total book capitalization	42.5%	39.0%	36.2%	37.1%	36.7%
Selected Balance Sheet Data:					
Total assets	$ 3,733,418	$ 3,525,408	$ 3,392,656	$ 2,999,712	$ 2,993,227
Total liabilities	$ 1,630,396	$ 1,414,490	$ 1,264,679	$ 1,146,940	$ 1,130,668
Gross book value of real estate assets (3)	$ 4,076,397	$ 3,873,118	$ 3,761,712	$ 3,378,618	$ 3,348,752
Total debt / gross book value of real estate assets (3)	38.1%	34.8%	32.0%	32.3%	32.3%
Selected Income Statement Data:					
Total revenues (4)	$ 100,748	$ 98,077	$ 96,836	$ 80,961	$ 80,765
Net operating income (NOI) (5)	$ 89,933	$ 88,074	$ 90,751	$ 76,366	$ 76,611
EBITDA (6)	$ 86,057	$ 84,932	$ 78,128	$ 73,755	$ 73,927
Net income	$ 51,048	$ 31,775	$ 33,864	$ 28,078	$ 24,559
Normalized FFO (7)	$ 62,609	$ 62,115	$ 57,189	$ 53,460	$ 53,336
Common distributions paid (2)	$ 52,490	$ 52,486	$ 47,167	$ 45,869	$ 45,865
Per Share Data:					
Net income	$ 0.36	$ 0.22	$ 0.26	$ 0.22	$ 0.19
Normalized FFO (7)	$ 0.44	$ 0.44	$ 0.44	$ 0.42	$ 0.42
Common distributions paid (2)	$ 0.37	$ 0.37	$ 0.37	$ 0.36	$ 0.36
Normalized FFO payout ratio (2) (7)	84.1%	84.1%	84.1%	85.7%	85.7%
Coverage Ratios:					
EBITDA (6) / interest expense	3.7x	3.7x	3.7x	3.6x	3.6x
Total debt / annualized EBITDA (6)	4.5x	4.0x	3.9x	3.7x	3.7x

(1) SNH has no outstanding common shares equivalents, such as units, convertible debt or stock options. Excludes 11.5 million shares issued on July 1, 2011.
(2) The amounts stated are based on the amounts paid during the periods.
(3) Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any.
(4) During the fourth quarter of 2010, we recognized $10.3 million of percentage rent for the year ended December 31, 2010.
(5) See Exhibit A for the calculation of NOI.
(6) See Exhibit B for the calculation of EBITDA.
(7) See Exhibit C for the calculation of Normalized FFO.

CONSOLIDATED BALANCE SHEET

(amounts in thousands, except share data)



	As of June 30, 2011	As of December 31, 2010
ASSETS		
Real estate properties:		
Land	$ 482,065	$ 446,622
Buildings, improvements and equipment	3,594,332	3,315,090
	4,076,397	3,761,712
Less accumulated depreciation	577,277	538,872
	3,499,120	3,222,840
Cash and cash equivalents	28,082	10,866
Restricted cash	5,712	4,994
Deferred financing fees, net	23,718	16,262
Acquired real estate leases, net	70,843	63,593
Loan receivable (1)	9,000	-
Other assets	96,943	74,101
Total assets	$ 3,733,418	$ 3,392,656
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ 184,000	$ 128,000
Senior unsecured notes due 2012, 2016 and 2020, net of discount	670,630	422,880
Secured debt and capital leases	697,531	654,010
Accrued interest	20,093	14,993
Assumed real estate lease obligations, net	18,034	18,239
Other liabilities	40,108	26,557
Total liabilities	1,630,396	1,264,679
Commitments and contingencies		
Shareholders' equity:		
Common shares of beneficial interest, $0.01 par value:		
149,700,000 shares authorized, 141,873,596 and 141,854,657 shares issued		
and outstanding at June 30, 2011 and December 31, 2010, respectively	1,419	1,418
Additional paid in capital	2,510,710	2,510,373
Cumulative net income	839,341	756,518
Cumulative distributions	(1,258,844)	(1,153,868)
Cumulative other comprehensive income	10,396	13,536
Total shareholders' equity	2,103,022	2,127,977
Total liabilities and shareholders' equity	$ 3,733,418	$ 3,392,656

(1) In May 2011, we and Five Star entered into a loan agreement under which we agreed to lend Five Star up to $80.0 million, or the Bridge Loan, to fund Five Star's purchase price for six senior living communities. As of June 30, 2011, the Bridge Loan was secured by two of the senior living communities that Five Star acquired as part of this transaction and on four other senior living communities owned by Five Star. The Bridge Loan matures on July 1, 2012 and bears interest at a rate equal to the annual rates of interest applicable to our borrowings under our revolving credit facility, plus 1%. During June 2011, Five Star borrowed $41.0 million under this Bridge Loan and then repaid $32.0 million with the proceeds of its equity offering. As of June 30, 2011, there was $9.0 million outstanding and $39.0 million available to borrow under this Bridge Loan.

CONSOLIDATED STATEMENT OF INCOME

(amounts in thousands, except per share data)



	For the Three Months Ended		For the Six Months Ended	
	6/30/2011	6/30/2010	6/30/2011	6/30/2010
Revenues:				
Rental income (1)	$ 99,904	$ 80,765	$ 197,981	$ 161,212
Residents fees and services (2)	844	-	844	-
Total revenues	100,748	80,765	198,825	161,212
Expenses:				
Depreciation	26,935	22,345	53,296	44,634
Property operating expenses	10,815	4,154	20,818	8,539
General and administrative	6,876	5,403	13,010	10,894
Acquisition related costs	2,814	404	3,927	439
Impairment of assets	-	1,095	166	1,095
Total expenses	47,440	33,401	91,217	65,601
Operating income	53,308	47,364	107,608	95,611
Interest and other income	254	243	509	500
Interest expense	(23,361)	(20,515)	(46,107)	(38,929)
Loss on early extinguishment of debt	(427)	(2,433)	(427)	(2,433)
Gain on sale of properties	21,315	-	21,315	-
Equity in earnings (losses) of an investee	46	(24)	83	(52)
Income before income tax expense	51,135	24,635	82,981	54,697
Income tax expense	(87)	(76)	(158)	(154)
Net income	$ 51,048	$ 24,559	$ 82,823	$ 54,543
Weighted average common shares outstanding	141,869	127,408	141,862	127,394
Net income per share	$ 0.36	$ 0.19	$ 0.58	$ 0.43
Additional Data:				
General and administrative expenses / rental income	6.8%	6.7%	6.5%	6.8%
General and administrative expenses / total assets (at end of period)	0.2%	0.2%	0.3%	0.4%
Straight-line rent included in rental income (1)	$ 2,855	$ 1,557	$ 5,725	$ 3,097
Lease Value Amortization included in rental income (1)	$ 155	$ (257)	$ 371	$ (532)
Percentage rent, estimated (3)	$ 2,700	$ 2,500	$ 5,400	$ 5,000
Amortization of deferred financing fees and debt discounts	$ 1,073	$ 640	$ 2,144	$ 1,199
Non-cash stock based compensation, estimated	$ 392	$ 280	$ 775	$ 649
Loss on early extinguishment of debt settled in cash	$ -	$ 1,280	$ -	$ 1,280
Lease termination fees included in rental income	$ -	$ -	$ -	$ -
Capitalized interest expense	$ -	$ -	$ -	$ -

(1) We report rental income on a straight line basis over the terms of the respective leases. Rental income includes non-cash amortization of intangible lease assets and liabilities.

(2) Five Star manages 10 senior living communities we acquired in June 2011. We recognize residents fees and services as services are provided. Lease agreements with residents generally have a term of one year and are cancelable by the residents with 30 days' notice.

(3) Our percentage rents are generally determined on an annual basis. We defer recognition of percentage rental income we receive during the first, second and third quarters until the fourth quarter when all contingencies related to percentage rents are satisfied. Although recognition of this revenue is deferred until the fourth quarter, for purposes of providing additional data to investors, we provide estimated amounts of percentage rents with respect to those periods; the fourth quarter calculations exclude percentage rents we presented for the first three quarters.

CONSOLIDATED STATEMENT OF CASH FLOWS

(amounts in thousands)



	For the Six Months Ended	
	6/30/2011	6/30/2010
Cash flows from operating activities:		
Net income	$ 82,823	$ 54,543
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	53,296	44,634
Amortization of deferred financing fees and debt discounts	2,144	1,199
Amortization of acquired real estate leases	(371)	532
Loss on early extinguishment of debt	427	2,433
Impairment of assets	166	1,095
Gain on sale of properties	(21,315)	-
Equity in (earnings) losses of an investee	(83)	52
Change in assets and liabilities:		
Restricted cash	(718)	(708)
Other assets	(2,605)	(2,566)
Accrued interest	5,100	916
Other liabilities	14,319	4,572
Cash provided by operating activities	133,183	106,702
Cash flows used for investing activities:		
Acquisitions	(324,733)	(31,289)
Loan receivable	(41,000)	-
Principal repayments on loan receivable	32,000	-
Investment in Five Star Quality Care, Inc.	(5,000)	-
Investment in Affiliates Insurance Company	-	(44)
Proceeds from sale of properties	38,663	-
Cash used for investing activities	(300,070)	(31,333)
Cash flows from financing activities:		
Costs of issuing common shares	(103)	-
Proceeds from issuance of unsecured senior notes, net of discount	247,327	197,852
Proceeds from borrowings on revolving credit facility	365,000	33,000
Repayments of borrowings on revolving credit facility	(309,000)	(93,000)
Redemption of senior notes	-	(98,780)
Repayment of other debt	(4,541)	(4,232)
Payment of deferred financing fees	(9,604)	(3,752)
Distributions to shareholders	(104,976)	(91,721)
Cash provided by (used for) financing activities	184,103	(60,633)
Increase in cash and cash equivalents	17,216	14,736
Cash and cash equivalents at beginning of period	10,866	10,494
Cash and cash equivalents at end of period	$ 28,082	$ 25,230
Supplemental cash flow information:		
Interest paid	$ 38,863	$ 38,013
Income taxes paid	256	225
Non-cash investing activities:		
Acquisitions funded by assumed debt	(48,062)	(2,458)
Non-cash financing activities:		
Assumption of mortgage notes payable	48,062	2,458
Issuance of common shares pursuant to our equity compensation plans	441	802

DEBT SUMMARY

(dollars in thousands)



	Coupon Rate	Interest Rate (1)	Principal Balance (2)	Maturity Date	Due at Maturity	Years to Maturity
Secured Debt:						
Secured Fixed Rate Debt:						
Mortgage - secured by 1 property	6.730%	6.730%	$ 2,388	6/30/2012	$ 2,329	1.0
Mortgages - secured by 16 properties	6.330%	6.970%	31,071	7/1/2012	30,579	1.0
Mortgage - secured by 1 property (3)	6.070%	6.070%	3,219	9/1/2012	3,118	1.2
Mortgages - secured by 4 properties	6.420%	6.110%	11,089	12/1/2013	10,565	2.4
Mortgage - secured by 2 properties	6.310%	6.910%	14,127	12/1/2013	13,404	2.4
Mortgage - secured by 1 property	6.500%	6.500%	4,266	1/11/2013	4,137	1.5
Mortgage - secured by 1 property (3)	5.650%	5.650%	5,260	6/1/2015	4,867	3.9
Mortgage - secured by 1 property	6.365%	6.365%	11,812	7/1/2015	11,225	4.0
Mortgages - secured by 3 property	5.660%	5.660%	13,435	7/11/2015	12,326	4.0
Mortgage - secured by 1 property	5.880%	5.880%	2,978	7/11/2015	2,687	4.0
Mortgage - secured by 1 property	5.810%	5.810%	4,726	10/11/2015	4,325	4.3
Mortgage - secured by 1 property	5.970%	5.970%	6,632	4/11/2016	3,118	4.8
Mortgages - secured by 8 properties (4)	6.540%	6.540%	48,134	5/1/2017	42,334	5.8
Mortgage - secured by 28 properties (5)	6.710%	6.710%	302,308	9/1/2019	266,704	8.2
Mortgage - secured by 1 property (6)	7.310%	7.310%	3,631	1/1/2022	41	10.5
Mortgage - secured by 1 property (6)	7.850%	7.850%	1,780	1/1/2022	21	10.5
Capital leases - 2 properties	7.700%	7.700%	14,396	4/30/2026	-	14.8
Tax exempt bonds - secured by 1 property	5.875%	5.875%	14,700	12/1/2027	14,700	16.4
Weighted average rate / total secured fixed rate debt	6.587%	6.637%	$ 495,952		$ 426,480	7.2
Secured Floating Rate Debt:						
Mortgage - secured by 28 properties (5)	6.337%	6.337%	$ 201,272	9/1/2019	$ 176,119	8.2
Weighted average rate / total secured debt	6.515%	6.551%	$ 697,224		$ 602,599	7.5
Unsecured Debt:						
Unsecured Floating Rate Debt:						
Revolving credit facility (LIBOR + 160 b.p.) (7)	1.790%	1.790%	$ 184,000	6/24/2015	$ 184,000	4.0
Unsecured Fixed Rate Debt:						
Senior notes due 2012	8.625%	8.625%	$ 225,000	1/15/2012	$ 225,000	0.5
Senior notes due 2016	4.300%	4.300%	250,000	1/15/2016	250,000	4.5
Senior notes due 2020	6.750%	6.750%	200,000	4/15/2020	200,000	8.8
Weighted average rate / total unsecured fixed rate debt	6.468%	6.468%	$ 675,000		$ 675,000	4.5
Weighted average rate / total unsecured debt	5.466%	5.466%	$ 859,000		$ 859,000	4.4
Summary Debt:						
Weighted average rate / total secured fixed rate debt	6.587%	6.637%	$ 495,952		$ 426,480	7.2
Weighted average rate / total secured variable rate debt	6.337%	6.337%	201,272		176,119	8.2
Weighted average rate / total unsecured floating rate debt	1.790%	1.790%	184,000		184,000	4.0
Weighted average rate / total unsecured fixed rate debt	6.468%	6.468%	675,000		675,000	4.5
Weighted average rate / total debt	5.936%	5.952%	$ 1,556,224		$ 1,461,599	5.8

(1)   Includes the effect of interest rate protection, mark to market accounting for certain assumed mortgages, and premiums and discounts on certain mortgages and unsecured notes. Excludes effects of offering and transaction costs.

(2)   The principal balances are the amounts stated in the contracts. In accordance with U.S. generally accepted accounting principles, or GAAP, our carrying values and recorded interest expense may be different because of market conditions at the time we assumed certain of these debts.

(3)   These two mortgages are secured by one property.

(4)   Includes eight first mortgages at a weighted average interest rate of 6.54% and seven second mortgages at an interest rate of 6.5%. The weighted average interest rate on these mortgages is 6.54%.

(5)   A portion of this loan which is secured by 28 senior living communities requires interest at a fixed rate and a portion of this loan requires interest at a floating rate.

(6)   These two mortgages are secured by one property.

(7)   Represents amounts outstanding on SNH's $750.0 million revolving credit facility at June 30, 2011.



DEBT MATURITY SCHEDULE

(dollars in thousands)

	Scheduled Principal Payments During Period				
Year	Secured Fixed Rate Debt and Capital Leases	Secured Floating Rate Debt	Unsecured Floating Rate Debt (1)	Unsecured Fixed Rate Debt	Total
2011	$ 3,763	$ 1,172	$ -	$ -	$ 4,935
2012	42,737	2,469	-	225,000	270,206
2013	34,803	2,670	-	-	37,473
2014	6,899	2,848	-	-	9,747
2015	42,460	3,037	184,000	-	229,497
2016	13,050	3,205	-	250,000	266,255
2017	48,549	3,453	-	-	52,002
2018	6,690	3,683	-	-	10,373
2019	272,001	178,735	-	-	450,736
2020 and thereafter	25,000	-	-	200,000	225,000
	$ 495,952	$ 201,272	$ 184,000	$ 675,000	$ 1,556,224

(1)   Represents amounts outstanding on our $750.0 million revolving credit facility at June 30, 2011.



LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	6/30/2011	3/31/2011	12/31/2010	9/30/2010	6/30/2010
Leverage Ratios:					
Total debt / total market capitalization	31.8%	29.2%	27.9%	26.7%	29.7%
Total debt / total book capitalization	42.5%	39.0%	36.2%	37.1%	36.7%
Total debt / total assets	41.6%	38.2%	35.5%	36.4%	36.1%
Total debt / gross book value of real estate assets (1)	38.1%	34.8%	32.0%	32.3%	32.3%
Secured debt / total assets	18.7%	18.5%	19.3%	21.9%	22.0%
Variable rate debt / total debt	24.8%	17.0%	27.6%	19.8%	18.9%
Coverage Ratios:					
EBITDA (2) / interest expense	3.7x	3.7x	3.7x	3.6x	3.6x
Total debt / annualized EBITDA (2)	4.5x	4.0x	4.0x	3.9x	3.7x
Public Debt Covenants (3):					
Total debt / adjusted total assets - allowable maximum 60.0%	36.4%	33.2%	30.8%	31.2%	31.1%
Secured debt / adjusted total assets - allowable maximum 40.0%	16.4%	16.1%	16.7%	18.8%	19.0%
Consolidated income available for debt service / debt service - required minimum 1.50x / 2.00x	3.86x	3.83x	3.72x	3.75x	3.70x
Total unencumbered assets to unsecured debt - required minimum 1.50x	4.04x	4.80x	5.75x	6.31x	6.42x

(1) Gross book value of real estate assets is real estate properties, at cost, before depreciation, but after impairment write downs, if any.

(2) See Exhibit B for the calculation of EBITDA.

(3) Adjusted total assets and unencumbered assets include original cost of real estate assets before depreciation, but after impairment write downs and exclude accounts receivable and intangible assets. Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, taxes, gains and losses on sales of property and amortization of deferred charges.

ACQUISITIONS / DISPOSITIONS INFORMATION SINCE 1/1/2011

(dollars and sq. ft. in thousands, except per sq. ft. amounts)



Senior Living Acquisitions: (1)

Date Acquired	Location	Type of Property	Number of Properties	Units	Purchase Price	Purchase Price Per Unit	Initial Lease / Cap Rate (3)		Tenant / Manager
5/1/2011	Illinois	Assisted Living	1	73	$ 7,500	$ 103	8.0%		Five Star
6/20,23/2011	Various	Independent / Assisted Living	4	523	82,073	157	7.5%		Five Star
6/20,23/2011	Various	Independent / Assisted Living	10	824	114,521	139	7.1%	(4)	Five Star
7/22/2011	Florida	Assisted Living	1	83	10,235	123	7.5%		Five Star
7/22/2011	Florida	Assisted Living	2	269	34,436	128	7.1%	(4)	Five Star
	Total / Wtd. Avg. Senior Living Acquisitions		18	1,772	$ 248,765	$ 140	7.3%		

MOB Acquisitions:

Date Acquired	Location	Type of Property	Number of Properties	Sq. Ft.	Purchase Price (2)	Purchase Price per Sq. Ft.	Cap Rate (3)		Weighted Average Remaining Lease Term (5)	Occupancy (6)	Major Tenant
1/25/2011	Minnesota	Medical Office	1	83	$ 14,150	$ 171	9.7%		8.2	100.0%	WuXi AppTec
1/26/2011	Massachusetts	Medical Office	1	99	28,446	287	9.0%	(7)	15.2	100.0%	Children's Hospital Corp.
1/26/2011	New Hampshire	Medical Office	1	211	25,343	120	9.0%	(7)	3.3	100.0%	Anthem Health Plans of New Hampshire, Inc.
1/26/2011	Georgia	Medical Office	1	95	17,773	187	9.0%	(7)	2.7	100.0%	The Emory Clinic, Inc.
1/26/2011	Pennsylvania	Medical Office	1	235	13,306	57	9.0%	(7)	2.1	100.0%	Owens & Minor Distribution
1/26/2011	Pennsylvania	Medical Office	1	31	3,950	127	9.0%	(7)	1.9	86.0%	Workflow Solutions LLC
1/26/2011	Texas	Medical Office	1	66	7,052	107	9.0%	(7)	4.6	61.0%	Covenant Management Systems
5/20/2011	Minnesota	Medical Office	1	50	7,200	144	9.7%		7.7	100.0%	Allina Medical Clinic
6/6/2011	Florida	Medical Office	3	125	14,550	116	9.5%		2.8	86.6%	Sage Software Healthcare
7/26/2011	Florida	Medical Office	1	32	5,200	163	9.5%		2.8	86.6%	Sage Software Healthcare
	Total / Wtd. Avg. MOB Acquisitions		12	1,027	$ 136,970	$ 133	9.2%		5.1	92.0%	

Dispositions:

Date Sold	Location	Type of Property	Number of Properties	Sale Price (8)	NBV	Book Gain on Sale
5/1/2011	Georgia	Skilled Nursing	2	$ 12,750	$ 5,756	$ 6,907
5/6/2011	Pennsylvania	Assisted Living	1	800	-	771
5/13/2011	Massachusetts	Medical Office	1	310	260	29
6/1/2011	Georgia	Skilled Nursing	1	5,250	2,868	2,319
6/29/2011	Massachusetts	Medical Office	1	525	436	51
6/30/2011	New Jersey	Skilled Nursing	1	19,825	8,228	11,238
	Total Dispositions		7	39,460	$ 17,548	$ 21,315

(1) During the quarter and six months ended June 30, 2011, pursuant to the terms of our leases with Five Star, we purchased from Five Star, at cost, $4.5 million and $15.3, respectively of improvements made to our properties leased by Five Star, and as a result, Five Star's annual rent payable to us increased approximately $359,000 and $1.2 million, respectively.

(2) Purchase price includes real estate and related intangible assets and liabilities and excludes closing costs.

(3) Represents the ratio of the estimated current GAAP based annual rental income less property operating expenses, if any, to the purchase price on the date of acquisition.

(4) In May 2011, we entered into agreements for Five Star to manage 15 communities under long term contracts. The cap rate presented for these properties is the cap rate for the combined 15 managed communities based on historical results.

(5) Weighted average remaining lease term based on rental income.

(6) Occupancy as of acquisition date.

(7) During the fourth quarter of 2010, we entered a series of agreements to acquire 27 MOBs for an aggregate purchase price of $470.0 million, excluding closing costs. The cap rate presented for these properties is the expected cap rate for the 27 properties combined.

(8) Sale price excludes closing costs, if any.

PORTFOLIO INFORMATION

The Gables, Winchester, MA.
125 Living Units.



PORTFOLIO SUMMARY BY FACILITY TYPE AND TENANT

(dollars in thousands except annualized rental income per living unit, bed or square foot)

	Number of Properties	Number of Units / Beds or Square Feet		Carrying Value of Investment (1)	Percent	Investment per Unit / Bed or Square Foot (2)		Q2 2011 NOI (3)	Percent
Facility Type:									
Independent living (4)	48	12,247		$ 1,248,738	30.6%	$ 102.0	$	26,829	29.7%
Assisted living (4)	140	9,961		1,140,019	28.0%	$ 114.4		23,447	26.1%
Nursing homes (4)	48	5,024		201,873	5.0%	$ 40.2		4,565	5.1%
Rehabilitation hospitals	2	364		69,886	1.7%	$ 192.0		2,580	2.9%
Wellness centers	10	812,000	sq. ft.	180,017	4.4%	$ 221.7		4,474	5.0%
Medical office buildings (MOBs) (5)	91	6,147,000	sq. ft.	1,235,864	30.3%	$ 201.1		28,038	31.2%
Total	339			$ 4,076,397	100.0%		$	89,933	100.0%
Tenant / Managed Properties:									
Five Star (Lease No. 1)	89	6,539		$ 671,578	16.5%	$ 102.7	$	13,342	14.8%
Five Star (Lease No. 2)	47	6,057		542,858	13.3%	$ 89.6		12,333	13.7%
Five Star (Lease No. 3)	28	5,618		638,650	15.7%	$ 113.7		15,498	17.2%
Five Star (Lease No. 4)	25	2,614		270,534	6.6%	$ 103.5		5,615	6.2%
Five Star Managed (6)	10	824		114,522	2.8%	$ 139.0		235	0.3%
Sunrise Senior Living, Inc. / Marriott (7)	14	4,091		325,165	8.0%	$ 79.5		7,013	7.8%
Brookdale Senior Living, Inc.	18	894		61,122	1.5%	$ 68.4		1,754	2.0%
5 private companies (combined)	7	959		36,087	0.9%	$ 37.6		1,631	1.8%
Wellness centers	10	812,000	sq. ft.	180,017	4.4%	$ 221.7		4,474	5.0%
Multi-tenant MOBs (5)	91	6,147,000	sq. ft.	1,235,864	30.3%	$ 201.1		28,038	31.2%
Total	339			$ 4,076,397	100.0%		$	89,933	100.0%

(1) Amounts are before depreciation, but after impairment write downs, if any.

(2) Represents investment carrying value divided by the number of living units, beds or leased square feet at June 30, 2011.

(3) See Exhibit A for the calculation of NOI.

(4) Senior living properties are categorized by the type of living units or beds which constitute a majority of the total living units/beds at the property.

(5) Our MOB leases include both triple net leases where, in addition to paying fixed rents, the tenants assume the obligation to operate and maintain the properties at their expenses, and some net and modified gross leases where we are responsible to operate and maintain the properties and we charge tenants for some or all of the property operating costs. A small percentage of our MOB leases are so-called "full-service" leases where we receive fixed rent from our tenants and no reimbursement for our property operating costs.

(6) Five Star manages 10 senior living communities we acquired in June 2011.

(7) Marriott guarantees this lease.



OCCUPANCY BY PROPERTY TYPE AND TENANT

	For the Twelve Months Ended (1)				
	3/31/2011	12/31/2010	9/30/2010	6/30/2010	3/31/2010
Property Type:					
Independent living	87.3%	87.4%	87.1%	86.9%	86.9%
Assisted living	87.0%	87.3%	87.6%	87.7%	87.7%
Nursing homes	82.4%	82.8%	83.1%	83.2%	83.4%
Rehabilitation hospitals	60.2%	58.7%	58.8%	58.4%	58.5%
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%
MOBs (2)	97.1%	97.0%	97.5%	96.8%	96.7%
Tenant:					
Five Star (Lease No. 1)	86.5%	86.9%	87.3%	87.4%	87.4%
Five Star (Lease No. 2)	82.1%	81.9%	81.7%	81.5%	81.7%
Five Star (Lease No. 3)	87.2%	87.7%	87.9%	88.2%	88.4%
Five Star (Lease No. 4)	83.4%	83.4%	83.4%	83.5%	83.5%
Five Star Managed (3)	NA	NA	NA	NA	NA
Sunrise Senior Living, Inc. / Marriott	89.8%	89.8%	89.6%	89.1%	89.0%
Brookdale Senior Living, Inc.	92.6%	92.9%	92.8%	92.1%	91.4%
5 private senior living companies (combined)	84.1%	84.0%	83.6%	83.5%	82.7%
Wellness centers	100.0%	100.0%	100.0%	100.0%	100.0%
Multi-tenant MOBs (2)	97.1%	97.0%	97.5%	96.8%	96.7%

(1)   Operating data for multi-tenant MOBs are presented as of the end of the period; operating data for other tenants are presented for the twelve month period ended on the dates shown.

(2)   MOB occupancy data is as of quarter end and includes (i) space being fitted out for occupancy pursuant to signed leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants. MOB occupancy as of June 30, 2011 was 96.6%.

(3)   Five Star manages 10 senior living communities we acquired in June 2011. The occupancy from the date of acquisition through June 30, 2011 was 80.8%.

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods. We
report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results are available
to us from our tenants. We have not independently verified our tenants' operating data. Excludes historical data for periods prior
to our ownership of certain properties.



RENT COVERAGE BY TENANT (EXCLUDING MOBs and MANAGED COMMUNITIES)

Tenant	For the Twelve Months Ended				
	3/31/2011	12/31/2010	9/30/2010	6/30/2010	3/31/2010
Five Star (Lease No. 1)	1.31x	1.31x	1.28x	1.29x	1.29x
Five Star (Lease No. 2)	1.39x	1.37x	1.34x	1.33x	1.32x
Five Star (Lease No. 3)	1.52x	1.53x	1.51x	1.49x	1.48x
Five Star (Lease No. 4)	1.12x	1.11x	1.09x	1.07x	1.03x
Sunrise Senior Living, Inc. / Marriott	1.46x	1.40x	1.35x	1.34x	1.38x
Brookdale Senior Living, Inc.	2.22x	2.21x	2.18x	2.14x	2.11x
5 private senior living companies (combined)	2.50x	2.42x	2.21x	2.17x	2.01x
Wellness centers	2.16x	2.18x	2.18x	2.21x	2.23x

All tenant operating data presented are based upon the operating results provided by our tenants for the indicated periods. We report our operating data one quarter in arrears as this is the most recent prior period for which tenant operating results are available to us from our tenants. We have not independently verified our tenants' operating data. Excludes data for periods prior to our ownership of certain properties. Rent coverage is calculated as operating cash flow from our tenants' facility operations, before subordinated charges and capital expenditure reserves, if any, divided by rent payable to us.



MOB SUMMARY RESULTS OF OPERATIONS

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended		As of and For the Six Months Ended	
	6/30/2011	6/30/2010	6/30/2011	6/30/2010
Number of Properties	91	58	91	58
Square Feet (1)	6,147	2,938	6,147	2,938
Occupancy (2)	96.6%	96.8%	96.6%	96.8%
Rental Income (3)	$ 38,244	$ 19,683	$ 74,859	$ 39,243
NOI (4)	$ 28,038	$ 15,529	$ 54,650	$ 30,704
NOI Margin % (5)	73.3%	78.9%	73.0%	78.2%
NOI % Growth	80.6%	--	78.0%	--

MOB SUMMARY SAME PROPERTY SUMMARY RESULTS OF OPERATIONS

(dollars and sq. ft. in thousands)

	As of and For the Three Months Ended (6)		As of and For the Six Months Ended (7)	
	6/30/2011	6/30/2010	6/30/2011	6/30/2010
Number of Properties	54	54	54	54
Square Feet (1)	2,852	2,852	2,852	2,852
Occupancy (2)	98.4%	96.7%	98.4%	96.7%
Rental Income (3)	$ 19,665	$ 19,377	$ 39,024	$ 38,937
NOI (4)	$ 15,318	$ 15,334	$ 30,383	$ 30,516
NOI Margin % (5)	77.9%	79.1%	77.9%	78.4%
NOI % Growth	-0.1%	--	-0.4%	--

(1) Prior periods exclude space remeasurements made during the current period.
(2) Occupancy includes (i) space being fitted out for occupancy pursuant to signed leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants.
(3) Includes some triple net lease rental income.
(4) See Exhibit A for the calculation of NOI.
(5) NOI margin % is defined as NOI as a percentage of rental income.
(6) Based on properties owned continuously since April 1, 2010.
(7) Based on properties owned continuously since January 1, 2010.



MOB TENANT IMPROVEMENTS, LEASING COSTS AND CAPITAL IMPROVEMENTS

(dollars and sq. ft. in thousands, except per sq. ft. data)

		For the Three Months Ended (1)								
		6/30/2011		3/31/2011		12/31/2010		9/30/2010		6/30/2010
Tenant improvements (TI)	$	1,468	$	974	$	1,854	$	537	$	961
Leasing costs (LC)		430		1,336		363		221		358
Total TI and LC		1,898		2,310		2,217		758		1,319
Building improvements (2)		119		182		421		50		34
Development, redevelopment and other activities (3)		111		42		118		102		123
Total capital improvements, including TI and LC	$	2,128	$	2,534	$	2,756	$	910	$	1,476
Sq. ft. beginning of period		5,982		5,163		3,039		2,939		2,868
Sq. ft. end of period		6,147		5,982		5,163		3,039		2,939
Average sq. ft. during period		6,065		5,573		4,101		2,989		2,904
Building improvements per average sq. ft. during period	$	0.02	$	0.03	$	0.10	$	0.02	$	0.01

(1) Data included is from the date of acquisition through the end of the quarter, if applicable.

(2) Building improvements generally include construction costs, expenditures to replace obsolete building components and expenditures that extend the useful life of existing assets.

(3) Development, redevelopment and other activities generally include non-recurring expenditures or expenditures that we believe increase the value of our existing properties.

MOB LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)



	As of and For the Three Months Ended				
	6/30/2011	3/31/2011	12/31/2010	9/30/2010	6/30/2010
Properties	91	89	82	60	58
Total sq. ft. (1)	6,147	5,982	5,163	3,039	2,939
Occupancy (2)	96.6%	97.1%	97.0%	97.5%	96.8%
Leasing Activity (sq. ft.):					
New leases	6	17	32	33	-
Renewals	115	146	21	9	27
Total	121	163	53	42	27
% Change in GAAP Rent (3):					
New leases	41.2%	95.5%	-6.7%	12.2%	0.0%
Renewals	-2.8%	-25.5%	3.5%	1.0%	0.1%
Weighted average	0.3%	-18.4%	-2.6%	10.0%	0.1%
Capital Commitments (4):					
New leases	$ 127	$ 378	$ 968	$ 1,427	$ -
Renewals	2,351	1,606	413	112	458
Total	$ 2,478	$ 1,984	$ 1,381	$ 1,539	$ 458
Capital Commitments per Sq. Ft. (4):					
New leases	$ 21.17	$ 22.53	$ 30.25	$ 43.24	$ -
Renewals	$ 20.44	$ 11.02	$ 19.67	$ 12.44	$ 16.96
Total	$ 20.48	$ 12.21	$ 26.06	$ 36.64	$ 16.96
Weighted Average Lease Term by Sq. Ft. (years):					
New leases	8.3	5.7	5.1	8.0	-
Renewals	7.1	7.0	7.6	4.2	5.3
Total	7.2	6.8	6.2	7.3	5.3
Capital Commitments per Sq. Ft. per Year:					
New leases	$ 2.55	$ 3.95	$ 5.93	$ 5.41	$ -
Renewals	$ 2.88	$ 1.57	$ 2.59	$ 2.96	$ 3.20
Total	$ 2.84	$ 1.80	$ 4.20	$ 5.02	$ 3.20

(1) Sq. ft. measurements are subject to modest changes when space is re-measured or re-configured for new tenants.

(2) Occupancy includes (i) space being fitted out for occupancy pursuant to signed leases and (ii) space which is leased, but is not occupied or is being offered for sublease by tenants.

(3) Percent difference in prior rents charged for same space. Rents include expense reimbursements and exclude lease value amortization.

(4) Represents commitments to tenant improvements (TI) and leasing costs (LC).

The above leasing summary is based on leases executed during the period indicated.



MOB TENANTS REPRESENTING 1% OR MORE OF TOTAL MOB RENT

(dollars and sq. ft. in thousands)

	Tenant	Sq. Ft. (1)	% of Total Sq. Ft. (1)	Annualized Rental Income 6/30/2011 (2)	% of Annualized Rental Income (2)	Expiration
1	Aurora Healthcare	643	10.8%	$ 16,896	11.0%	2024
2	The Scripps Research Institute	164	2.8%	10,201	6.7%	2019
3	Cedars Sinai Medical Center	105	1.8%	8,754	5.7%	2011 - 2017
4	Fallon Clinic, Inc.	381	6.4%	7,438	4.9%	2019
5	Covidien	315	5.3%	5,657	3.7%	2017
6	Presbyterian Healthcare	317	5.3%	4,334	2.8%	2014 - 2015
7	Health Insurance Plan of GNY	122	2.1%	4,078	2.7%	2015 & 2034
8	Children's Hospital	83	1.4%	3,658	2.4%	2028
9	Columbia/HCA/St. David's Health	87	1.5%	3,621	2.4%	2023
10	WellPoint Inc.	211	3.6%	2,857	1.9%	2014
11	Oklahoma City Clinics	210	3.5%	2,814	1.8%	2016
12	Hematology-Oncology Association of NY	66	1.1%	2,274	1.5%	2019
13	Emory Healthcare Inc.	109	1.8%	2,107	1.4%	2020
14	Quest Diagnostics	126	2.1%	2,066	1.3%	2015
15	Boeing Company	95	1.6%	1,948	1.3%	2012
16	WuXi PharmaTech (Cayman) Inc.	83	1.4%	1,896	1.2%	2019
17	Prime Therapeutics	141	2.4%	1,737	1.1%	2015
18	Covenant Health Systems	56	0.9%	1,675	1.1%	2024
19	Montgomery County Management Co. (Sadler Clinic)	59	1.0%	1,591	1.0%	2024
	All Other MOB Tenants	2,568	43.2%	67,649	44.1%	
	Total MOB Tenants	5,941	100.0%	$ 153,251	100.0%	

(1)   Sq. ft. is pursuant to signed leases as of June 30, 2011, and includes (i) space being fitted out for occupancy and (ii) space which is leased, but is not occupied or is being offered for sublease.

(2)   Annualized rental income is rents pursuant to signed leases as of June 30, 2011, including expense reimbursements for certain net and modified gross leases and excluding lease value amortization.

PORTFOLIO LEASE EXPIRATION SCHEDULE

(dollars in thousands)



Year	Annualized Rental Income (1) Short and Long Term Residential Care Communities	MOBs	Wellness Centers	Total	Percent of Total Annualized Rental Income Expiring	Cumulative Percentage of Annualized Rental Income Expiring
2011	$ -	$ 3,810	$ -	$ 3,810	0.9%	0.9%
2012	-	15,721	-	15,721	3.8%	4.7%
2013	32,897	10,217	-	43,114	10.4%	15.1%
2014	-	19,030	-	19,030	4.6%	19.7%
2015	3,013	16,379	-	19,392	4.7%	24.4%
2016	1,314	11,417	-	12,731	3.1%	27.5%
2017	32,676	10,552	-	43,228	10.4%	37.9%
2018	-	4,867	-	4,867	1.2%	39.1%
2019	599	25,829	-	26,428	6.4%	45.5%
2020 and thereafter	173,842	35,429	17,536	226,807	54.5%	100.0%
Total	$ 244,341	$ 153,251	$ 17,536	$ 415,128	100.0%	

Average remaining lease term for all properties (weighted by rent): 10.3 years

Number of Living Units / Beds or Square Feet with Leases Expiring

Year	Living Units / Beds Short and Long Term Residential Care Communities (Units / Beds)	Percent of Total Living Units / Beds Expiring	Cumulative Percentage of Total Living Units / Beds Expiring	Square Feet MOBs (Square Feet)	Wellness Centers (Square Feet)	Total Square Feet	Percent of Total Square Feet Expiring	Cumulative Percent of Total Square Feet Expiring
2011	-	0.0%	0.0%	94,664	-	94,664	1.4%	1.4%
2012	-	0.0%	0.0%	697,288	-	697,288	10.3%	11.7%
2013	4,091	15.3%	15.3%	331,025	-	331,025	4.9%	16.6%
2014	-	0.0%	15.3%	1,044,877	-	1,044,877	15.5%	32.1%
2015	423	1.6%	16.9%	646,714	-	646,714	9.6%	41.7%
2016	361	1.3%	18.2%	430,742	-	430,742	6.4%	48.1%
2017	3,508	13.1%	31.3%	454,119	-	454,119	6.7%	54.8%
2018	-	0.0%	31.3%	146,327	-	146,327	2.2%	57.0%
2019	175	0.7%	32.0%	866,450	-	866,450	12.8%	69.8%
2020 and thereafter	18,214	68.0%	100.0%	1,228,921	812,000	2,040,921	30.2%	100.0%
Total	26,772	100.0%		5,941,127	812,000	6,753,127	100.0%	

(1) Annualized rental income is rents pursuant to signed leases as of June 30, 2011, including expense reimbursements for certain net and
modified gross leases and excluding lease value amortization at certain of the MOBs and wellness centers.

EXHIBITS



Grafton Clinic, Grafton, WI.
Medical Office Building.



CALCULATION AND RECONCILIATION OF NET OPERATING INCOME (NOI)

(amounts in thousands)

	For the Three Months Ended		For the Six Months Ended	
	6/30/2011	6/30/2010	6/30/2011	6/30/2010
Calculation of NOI:				
Revenues:				
Rental income	$ 99,904	$ 80,765	$ 197,981	$ 161,212
Residents fees and services	844	-	844	-
Total revenues	100,748	80,765	198,825	161,212
Property operating expenses	10,815	4,154	20,818	8,539
Net operating income (NOI):	$ 89,933	$ 76,611	$ 178,007	$ 152,673
Reconciliation of NOI to Net Income:				
Net operating income (NOI)	$ 89,933	$ 76,611	$ 178,007	$ 152,673
Depreciation and amortization	(26,935)	(22,345)	(53,296)	(44,634)
General and administrative	(6,876)	(5,403)	(13,010)	(10,894)
Acquisition related costs	(2,814)	(404)	(3,927)	(439)
Impairment of assets	-	(1,095)	(166)	(1,095)
Operating income	53,308	47,364	107,608	95,611
Interest and other income	254	243	509	500
Interest expense	(23,361)	(20,515)	(46,107)	(38,929)
Loss on early extinguishment of debt	(427)	(2,433)	(427)	(2,433)
Gain on sale of properties	21,315	-	21,315	-
Equity in earnings (losses) of an investee	46	(24)	83	(52)
Income before income tax expense	51,135	24,635	82,981	54,697
Income tax expense	(87)	(76)	(158)	(154)
Net income	$ 51,048	$ 24,559	$ 82,823	$ 54,543

We compute NOI as shown above. We define NOI as income from real estate less our property operating expenses. We consider NOI to be appropriate supplemental information to net income because it helps both investors and management to understand the operations of our properties. We use NOI internally to evaluate individual and company wide property level performance and believe NOI provides useful information to investors regarding our results of operations because it reflects only those income and expense items that are incurred at the property level and may facilitate comparisons of our operating performance between periods. The calculation of NOI excludes depreciation and amortization, acquisition related costs and general and administrative expenses from the calculation of net income in order to provide results that are more closely related to our properties' results of operations. This measure does not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income or cash flow from operating activities determined in accordance with GAAP as an indicator of our financial performance or liquidity, nor is this measure necessarily indicative of sufficient cash flow to fund all of our needs. We believe that this data may facilitate an understanding of our consolidated historical operating results. This measure should be considered in conjunction with net income and cash flow from operating activities as presented in our Consolidated Statement of Income and data included elsewhere in this Supplemental Operating and Financial Data report. Other REITs and real estate companies may calculate NOI differently than we do.



CALCULATION AND RECONCILIATION OF EBITDA

(dollars in thousands)

		For the Three Months Ended			For the Six Months Ended		
		6/30/2011		6/30/2010	6/30/2011		6/30/2010
Net income		$ 51,048	$	24,559	$ 82,823	$	54,543
Plus:	interest expense	23,361		20,515	46,107		38,929
	income tax expense	87		76	158		154
	depreciation expense	26,935		22,345	53,296		44,634
	acquisition related costs	2,814		404	3,927		439
	loss on early extinguishment of debt	427		2,433	427		2,433
	impairment of assets	-		1,095	166		1,095
	percentage rent adjustment (1)	2,700		2,500	5,400		5,000
Less:	gain on sale of properties	(21,315)		-	(21,315)		-
EBITDA		$ 86,057	$	73,927	$ 170,989	$	147,227

(1)   Our percentage rents are generally determined on an annual basis. We defer recognition of percentage rental income we receive during the first, second and third quarters until the fourth quarter when all contingencies related to percentage rents are satisfied. Although recognition of this revenue is deferred until the fourth quarter, our EBITDA calculation for the first three quarters include estimated amounts of percentage rents with respect to those periods; and the fourth quarter calculation of EBITDA excludes percentage rents we presented for the first three quarters.

We compute EBITDA as net income plus interest expense, taxes and depreciation and amortization. We adjust for estimated amounts of deferred percentage rent and add back, if any, acquisition related costs, loss on early extinguishment of debt and impairment of assets and deduct gain on sale of properties, if any. We consider EBITDA to be appropriate measures of our performance along with net income and cash flow from operating, investing and financing activities. We believe that EBITDA provides useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA can facilitate a comparison of current operating performance with our past operating performance. EBITDA does not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income or cash flow from operating activities as a measure of financial performance or liquidity. Other REITs and real estate companies may calculate EBITDA differently than we do.

EXHIBIT C



CALCULATION AND RECONCILIATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(amounts in thousands, except per share data)

	For the Three Months Ended				For the Six Months Ended			
	6/30/2011		6/30/2010		6/30/2011		6/30/2010	
Net income	$	51,048	$	24,559	$	82,823	$	54,543
Depreciation expense		26,935		22,345		53,296		44,634
Gain on sale of properties		(21,315)		-		(21,315)		-
FFO		56,668		46,904		114,804		99,177
Acquisition related costs		2,814		404		3,927		439
Loss on early extinguishment of debt		427		2,433		427		2,433
Impairment of assets		-		1,095		166		1,095
Percentage rent adjustment (1)		2,700		2,500		5,400		5,000
Normalized FFO	$	62,609	$	53,336	$	124,724	$	108,144
Weighted average shares outstanding		141,869		127,408		141,862		127,394
FFO per share	$	0.40	$	0.37	$	0.81	$	0.78
Normalized FFO per share	$	0.44	$	0.42	$	0.88	$	0.85

(1)   Our percentage rents are generally determined on an annual basis. We defer recognition of percentage rental income we receive during the first, second and third quarters until the fourth quarter when all contingencies related to percentage rents are satisfied. Although recognition of this revenue is deferred until the fourth quarter, our Normalized FFO calculation for the first three quarters include estimated amounts of percentage rents with respect to those periods; and the fourth quarter calculation of Normalized FFO excludes percentage rents we presented for the first three quarters.

We compute FFO and Normalized FFO as shown above. These measures do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income or cash flow from operating activities determined in accordance with GAAP as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. We believe that in order to facilitate a clearer understanding of our consolidated historical operating results, these measures should be considered in conjunction with net income and cash flow from operating activities as presented in our Consolidated Statement of Income and data included elsewhere in this Supplemental Operating and Financial Data report. FFO is computed on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, computed in accordance with GAAP, excluding gain or loss on sale of properties, plus real estate depreciation and amortization. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include percentage rent and exclude loss on early extinguishment of debt, impairment of assets and acquisition related costs. We consider FFO and Normalized FFO to be appropriate measures of performance for a REIT, along with net income and cash flow from operating, investing and financing activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO can facilitate a comparison of operating performances between periods. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and public debt covenants, the availability of debt and equity capital to us and our expectation of our future capital requirements and operating performance. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.